GlaxoSmithKline plc S-8

Exhibit 4.4

AMENDMENT NO. 2

TO THE

GSK 401(k) PLAN

(Effective April 1, 2017)

Pursuant to resolutions of the Board of Managers of GlaxoSmithKline LLC approved on December 20, 2018, the GSK 401(k) Plan (the “Plan”) is amended as follows, effective as of October 5, 2018:

1.           Section 5.2.1 is hereby amended in its entirety to read as follows:

“5.2.1. Forms of Distribution. A Participant who has a Separation from Service, whether before or after his Early Retirement Date (but not including a Separation from Service by reason of death), shall have his nonforfeitable interest paid to him or applied for his benefit in one of the following forms:

5.2.1.1. Partial Distribution. Effective on and after October 5, 2018, a Participant may elect to have his Account paid to him, or applied for his benefit, in partial distributions of no less than $10,000 per distribution. No more than four (4) partial distributions may be elected by a Participant in any Plan Year. The portion of the Participant’s Account that remains following a partial distribution shall continue to be adjusted to reflect any gains, losses, income and expenses of the Fund. At any time after having received one or more partial distributions, a Participant may elect, in the form and manner required by the Committee, to receive his remaining Account paid in the form of a single sum payment or in installments as permitted in accordance with this Section 5.2.1.

5.2.1.2. Single Sum Payment. A Participant may elect to have his Account paid to him in a single sum payment.

5.2.1.3. Installments. A Participant may elect to have the Account paid to him, or applied for his benefit, in annual installments over a period not extending beyond 5 years (or 20 years for distributions made on and after January 1, 2016) or, if shorter, the life expectancy of the Participant or the joint life expectancy of the Participant and the Participant’s beneficiary. Installments are an available form of benefit only if the Participant’s Account is more than $5,000 (as determined pursuant to Section 5.2.2.3). While any annual installments remain unpaid, the value of the Participant’s Account shall continue to be adjusted to reflect any gains, losses, income and expenses of the Fund. A Participant may elect, in the form and manner required by the Committee, to accelerate the payment of the Account and receive a single sum payment.

5.2.1.4. Limited Annuity Right for ARI Plan Benefit. A Participant may elect to have the portion of his Account that is attributable to the benefit transferred from the ARI Plan, paid to him, or applied for his benefit, in the form of a single life annuity or a joint and survivor annuity with a survivor percentage from 50 to 100 percent. The annuity forms of benefit provided in this Section 5.2.1.4 are eliminated ninety days after provision of the required notice, but not before October 22, 2002.”

2.           Section 5.2.2.1 is hereby amended in its entirety to read as follows:

“5.2.2.1. His interest shall be paid to him or applied for his benefit upon the earliest of the following times:

(A)       on his Required Beginning Date, in an amount that is no less than the amount required to be distributed to the Participant pursuant to the minimum distribution rules of section 401(a)(9) of the Code;

(B)        as soon as practicable following his application (in accordance with the notice provisions of Section 11.12) for a distribution; or

(C)        as soon as practicable following the date of his death.”

Executed this ___ day of _____________, 2018.

GLAXOSMITHKLINE LLC

By: